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SEP 01 2020

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69715

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2019 (MM/DD/YY) AND ENDING 06/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
LGA Capital CRE, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6110 Executive Boulevard, Suite 1050
(No. and Street)

Rockville (City) MD (State) 20852 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Juiliano 610-517-8396
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jason Gerstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LGA Capital CRE, LLC, as of June 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

Commonwealth of Pennsylvania
Notarial Seal
COLLEEN JULIANO, Notary Public
ABINGTON TWP, MONTGOMERY COUNTY
My Commission Expires Oct 2, 2021

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
LGA Capital CRE, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LGA Capital CRE, LLC (the "Company") as of June 30, 2020, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I: Computation of Net Capital Under to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III: Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I: Computation of Net Capital Under to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III: Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2017.
Abington, Pennsylvania
August 27, 2020

LGA Capital CRE, LLC
Statement of Financial Condition
June 30, 2020

Assets		
Cash and cash equivalents	$	172,561
Receivables:		
Non-customers		564,160
Prepaid expenses and other assets		1,410
Right of use asset - office lease		261,860
Total assets	$	999,991
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	43,431
PPP loan		38,152
Office lease liability		261,860
Total liabilities		343,443
Members' Equity		656,548
Total liabilities and members' equity	$	999,991

The accompanying notes are an integral part of these financial statements

LGA Capital CRE, LLC
Statement of Income
For the Year Ended June 30, 2020

Revenue		
Consulting fees	$	1,565,854
Private placement fees		1,029,759
Total revenue		2,595,613
Expenses		
Compensation expense	$	306,750
Occupancy costs		121,126
Travel and entertainment		59,225
Professional fees		53,415
Other expense		19,539
Communications expense		8,371
Office expense		22,409
Regulatory fees and expenses		5,708
Total expenses		596,543
Net income	$	1,999,070

The accompanying notes are an integral part of these financial statements.

LGA Capital CRE, LLC
Statement of Changes in Members' Equity
For the Year Ended June 30, 2020

Members' equity at July 1, 2019	$	54,122
Additional capital contributions		230,355
Distributions to members		(1,627,000)
Net income		1,999,071
Members' equity at June 30, 2020	$	656,548

The accompanying notes are an integral part of these financial statements.

LGA Capital CRE, LLC

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended June 30, 2020

Subordinated borrowings at July 1, 2019	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at June 30, 2020	$	-

The accompanying notes are an integral part of these financial statements.

LGA Capital CRE, LLC

Statement of Cash Flows

For the Year Ended June 30, 2020

Cash flows from operating activities:		
Net income	$	1,999,070
Non-cash contributions		100,355
Adjustents to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities		
(Increase) decrease in assets:		
Receivables:		
Non-customer		(564,160)
Prepaid expenses and other assets		1,053
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		37,657
Net cash provided by operating activities		1,573,975
Cash flows used in financing activities:		
Additional capital contributions		130,000
Proceeds from PPP loan		38,152
Distributions to members		(1,627,000)
Net cash used in financing activities		(1,458,848)
Net increase in cash		115,127
Cash and cash equivalents at beginning of year		57,433
Cash and cash equivalents at end of year	$	172,560
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. Organization

LGA Capital, CRE LLC (the "Company") is a Maryland limited liability company that is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company, which has agreed to limit its business to corporate finance and investment banking activities, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities and changes in interest rates, which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Investment Banking - Investment banking revenues include gains, losses and fees arising from the private placement of securities. Investment banking revenues also include fees earned from providing merger and acquisition consulting, financial restructuring advisory services and financial consulting services. These fees are recognized when the private placement is completed and the income is reasonably determinable. Fees for financial restructuring advisory services and financial consulting services are recorded when earned.

Income taxes - No provisions have been made for income taxes since the Company is a limited liability company. The individual members are liable for income taxes based on their respective share of the Company's taxable income.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended June 30, 2020 the Company did not have liability for unrecognized tax benefits. The Company is subject to examination since its inception.

Use of estimates – The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Method of accounting – The Company has prepared its financial statements using the accrual basis of accounting.

Adoption of New Accounting Standard – On January 1, 2018, the Company adopted the new accounting standard ASC 606, Revenue from Contracts with Customers, and the related amendments to all contracts using the full retrospective method. There were no adjustments required related to the adoption of ASC 606.

3. Related Party Transactions

The Company shares rent and other expenses with an affiliate controlled by the majority member of the Company per an expense sharing agreement. The Company was reimbursed by the affiliate for expenses in the amount of $30,480. During the year ended June 30, 2020, $230,355 was contributed into the Company by the members, of which $130,000 was in the form of cash and $100,355 was in the form of business expenses paid personally by the majority member.

4. Operating Leases

The Company leases its office space under a non-cancellable operating lease agreement which commenced May 6, 2015 and terminates July 31, 2022. Rent expense for the year ended June 30, 2020 was $120,044.

Upon adoption, the Company recorded a ROU asset of $364,966 and an operating lease liability of $364,966 assuming a discount rate of 5.25%, the Company's estimated incremental borrowing rate. For the year ended June 30, 2020 the Company has an operating lease right-of-use asset and operating lease liability in the amount of $261,860.

Future minimum rental payments required under the lease liability together with their present value are approximately as follows:

Year	Amount
2021	$149,646
2022	149,648
2023	12,681

5. Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk related to cash. For purposes of the statements of cash and cash flows, the company considers all cash on hand and on deposit with financial institutions to be cash.

6. Concentration of Revenues

The Company performs corporate finance and investment banking activities. These activities generally involve a limited number of clients and transactions that have varying realization periods and result in fluctuating revenues.

7. Net Capital Requirements

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first twelve months after commencing operations and subsequently shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2020, the Company had net capital and capital requirements of $119,576 which was $96,680 in excess of its required net capital of $22,896. The Company's net capital ratio was 2.8 to 1.

8. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of (k)(2)(i) of SEC Rule 15c3-3. The Company does not carry security accounts for customers.

9. COVID-19

Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operation, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

10. Loan Payable – Payroll Protection Program

On May 4, 2020, the Company received a total of $38,152 loan under the Paycheck Protection Program ("PPP"). Certain amounts of this loan may be forgivable based on the terms of the PPP. The remaining balance will convert to a two-year loan at 1% and amortization will begin in December 2020.

11. Subsequent Events

Management has evaluated the impact of all subsequent events through the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

LGA Capital CRE, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2020 **Schedule I**

COMPUTATION OF NET CAPITAL		
Total members' equity	$	656,548
Deduct members' equity not allowable for Net Capital:		-
Total members' equity qualified for Net Capital		656,548
Deductions and/or charges:		
Non-allowable assets:		
Receivables, non-customers		535,562
Prepaid expenses and other assets		1,410
Total non-allowable assets		536,972
Net Capital before haircuts on securities positions		119,576
Trading and investment securities:		
Other securities		-
Total haircuts		-
Net Capital	$	119,576
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		
Account payable and accrued expenses	$	43,431
Total aggregate indebtedness	$	43,431
Percentage of aggregate indebtedness to Net Capital		36%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

LGA Capital CRE, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2020 **Schedule I (continued)**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $43,431)	$	2,895
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	114,576
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	113,576

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

<u>Computation of Net Capital Under Rule 15c3-1</u>
No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

LGA Capital CRE, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2020 **Schedule II**

The Company is exempt Rule 15c3-3. The Company engages in private placement activities for which they are exempt as it does not handle cash or securities on behalf of customers and therefore does nt maintain a special account for the exclusive benefit of customer.

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

The Company does not file information in accordance with Rule 15c3-3 as it is a broker-dealer which carr no margin accounts, promptly transmits all customer funds received in connection with its activities, and d not hold funds or securities for, or owe money to customers . Therefore, the Company claims the k(2)(i) exemption in relation to Rule 15c3-3.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
LGA Capital CRE, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) LGA Capital CRE, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:-(2) (the "exemption provisions") the Company engages in private placement activities, does not handle customer assets and, therefore does not maintain a special account for the exclusive benefit of customers and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville & Company

Abington, Pennsylvania
August 27, 2020

LGA Capital CRE, LLC
Exemption Report
Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
June 30, 2020

In accordance with the Company's membership agreement with FINRA the Company is designated to operate under the exemptive provisions of paragraph (k)(2)(i). The Company does not handle cash or securities on behalf of customers. Therefore, the Company, to its best knowledge and belief, is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2019.

Signed,

Jason Gerstein
Principal Executive Officer
August 27, 2020